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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                         Commission File Number: 1-7604


                           NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                           For Period Ended: September 26, 1999

                           [ ]      Transition Report on Form 10-K
                           [ ]      Transition Report on Form 20-F
                           [ ]      Transition Report on Form 11-K
                           [ ]      Transition Report on Form 10-Q
                           [ ]      Transition Report on Form N-SAR
                           For the Transition Period Ended:
                                                            -------------
Read attached instruction sheet before preparing form. Please print or type.

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------

                         PART I - REGISTRANT INFORMATION

CROWN CRAFTS, INC.
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Full Name of Registrant

Former Name if Applicable

1600 RIVEREDGE PARKWAY, SUITE 200
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Address of Principal Executive Office (STREET AND NUMBER)

ATLANTA, GEORGIA  30328
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)


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[X]   (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)    The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)    The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

                  At the beginning of the Quarter ended September 26, 1999, the Company implemented new Enterprise Resource Planning software systems. The implementation of these systems has resulted in delays in producing certain information necessary to complete the Company's Quarterly Report on Form 10-Q. The Company expects to file its Form 10-Q on November 15, 1999.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         David S. Fraser               770                    644-6230
         -------------------       -----------           ------------------
         (Name)                    (Area Code)           (Telephone Number)



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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                  The implementation of the software systems mentioned above affected the Company's ability to fill customer orders, resulting in lower than expected sales volume for the second quarter ended September 26, 1999. This will result in a loss for the quarter compared to break-even results in the comparable quarter of the prior year. For more information, refer to the Company's Press Release dated November 12, 1999 attached as Exhibit 1.


                               CROWN CRAFTS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 12, 1999        By:  /s/ David S. Fraser
       -----------------           -----------------------------------------
                                     David S. Fraser
                                     Vice President, Chief Financial Officer



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[CROWN CRAFTS, INC. LOGO]
                                                                 NEWS RELEASE
                                                               November 12, 1999




FOR IMMEDIATE RELEASE


                CROWN CRAFTS, INC., REPORTS FINANCIAL RESULTS FOR
                    FISCAL 2000 SECOND QUARTER AND FIRST HALF

Atlanta, Georgia--Crown Crafts, Inc. (NYSE: CRW), today announced financial results for the fiscal 2000 second quarter and first half, which ended September 26, 1999.

For the fiscal 2000 second quarter, net sales were $84,162,000 versus $92,901,000 for fiscal 1999's second quarter. A sales increase of 4.6% in bedroom products was more than offset by declines of 27.1% and 10.2% in throws and decorative home accessories and infant and juvenile products, respectively, resulting in an aggregate decline of 9.4% compared with the year-ago quarter. The Company reported a net loss of $1,817,000, or $0.21 per diluted share, for the period versus net income of $14,000, or break-even on a per-share basis, for the same quarter last year.

Affecting the Company's sales were issues surrounding the installation and implementation in its Woven Division of an ERP management information system, which came online at the beginning of the quarter. The Company estimates the system's negative impact on shipping logistics accounted for approximately $10 million in lost sales during the quarter. Compounding the effect of the lower sales were increases in expenses associated with the system.

In the infant and juvenile product group, sales of infant products were up by $3 million, whereas the Company's line of juvenile products, Pillow Buddies, were off by $6.5 million, due to a repositioning of the product line to the direct shipment of licensed products.

For the first six months of fiscal 2000, net sales declined 3.0% to $149,949,000 from $154,609,000 in fiscal 1999's first half. Sales for bedroom products increased a respectable 11.3%, while sales for throws and decorative home accessories and infant and juvenile products decreased, resulting in the modest decline in total net sales for the period compared with the first six months of fiscal 1999. The net loss for the period was $5,644,000, or $0.66 per diluted share, compared with a loss of $2,308,000, or $0.27 per diluted share, for the same period a year ago.

Michael H. Bernstein, Crown Crafts' President and Chief Executive Officer, stated, "It is important to note that the setback we experienced during the second quarter was driven not by a decline in overall demand, which remains strong, but rather by an information system project to

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improve our operational efficiency in the future. Woven Division weekly shipping rates have steadily improved, but the new system will still not let us match prior year shipping rates."

He continued, "In the rest of our business, we enter the third quarter well-positioned to capitalize on this, our seasonally most important, sales period. In addition, the manufacture of many items previously outsourced has been successfully transitioned to our Roxboro facility, leading to further capacity utilization and efficiency enhancements. Further, we made significant progress in our ongoing inventory-reduction efforts, achieving a 20-percent decrease in inventory from the $114 million held at the end of last year's second quarter to $91 million at September 26 of this year."

"Therefore, while we expect the current period to be a transition quarter, we anticipate realizing positive results from our efforts by the end of the second half," concluded Mr. Bernstein.

Statements contained in this release that are not statements of historical fact are "forward-looking statements" within the meaning of the federal securities law. Forward-looking statements involve unknown risks and uncertainties that may cause future results to differ materially from what is anticipated. These risks include, among others, general economic conditions, changing competition, the level and pricing of future orders from the Company's customers, the Company's dependence on third-party suppliers, including some located in foreign countries with unstable political situations, the Company's ability to successfully implement new information technologies, and the Company's ability to integrate its acquisitions and new licenses, and to implement operational improvements in its acquired businesses.


                                                                      FOR THE SECOND QUARTER ENDED:
                                                                 September 26, 1999       September 27, 1998
                                                                 ------------------       ------------------
Net Sales                                                            $ 84,162,000            $92,901,000
Net Income                                                           $ (1,817,000)           $    14,000
Earnings Per Share:
       Basic                                                         $      (0.21)           $      0.00
       Diluted                                                       $      (0.21)           $      0.00
Average Shares Outstanding:
       Basic                                                            8,608,843              8,607,571
       Diluted                                                          8,608,843              8,619,696


                                                                         FOR SIX MONTH PERIOD ENDED:
                                                                 September 26, 1999       September 27, 1998
                                                                 ------------------       ------------------
     Net Sales                                                   $ 149,949,000            $ 154,609,000
     Net Income (Loss)                                           $  (5,644,000)           $  (2,308,000)
     Earnings (Loss) Per Share:
            Basic                                                $       (0.66)           $       (0.27)
            Diluted                                              $       (0.66)           $       (0.27)
     Average Shares Outstanding:
            Basic                                                    8,608,843                8,576,427
            Diluted                                                  8,608,843                8,576,427

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Crown Crafts, Inc., headquartered in Atlanta, Georgia, designs, manufactures and markets a broad line of home textile furnishings and accessories. The Company's three major product groups are bedroom products, throws and decorative home accessories, and infant and juvenile products.


Contact:   David S. Fraser
           Vice President, Chief Financial Officer
           (770) 644-6230